SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       For the quarter ended June 30, 2004

                        Commission file number 000-30690


                                  EUROTRUST A/S
                  (Translation of Company's name into English)


                               POPPELGARDVEJ 11-13
                                   2860 S0BORG
                                     DENMARK
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.
                   Form 20-F [X]                Form 40-F [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Form 20-F [ ]                Form 40-F [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EUROTRUST A/S

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Disclosure Regarding Forward-Looking Statements ...........................    2

Exchange Rate Information .................................................    2

Unaudited Consolidated Condensed Balance Sheets
as of June 30, 2004 and December 31, 2003 .................................    3

Unaudited Consolidated Condensed Statements of Operations for
the six-month and three-month periods ended June 30, 2004 and 2003 ........    5

Unaudited Consolidated Condensed Statements of Shareholders' Equity
for the Years Ended December 31, 2000 through December 31, 2003
and for the six-month period ended June 30, 2004 ..........................    6

Unaudited Consolidated Condensed Statements of Cash Flows
for the six-month periods ended June 30, 2004 and 2003 ....................    7

Notes To Unaudited Consolidated Condensed Financial Statements ............    9

Management's Discussion And Analysis Of Financial Condition
And Results Of Operations .................................................   24

Risk Factors ..............................................................   35

Signature .................................................................   42

Index to Exhibits .........................................................   43

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," "intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. We do not intend or assume any obligation to update these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of these statements should not be interpreted by anyone that we can achieve our objectives or implement our plans. Factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, certain factors set forth in this Report under the heading Risk Factors on page 34 and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on May 12, 2004, under the headings "Key Information - Risk Factors" (Item 3.D), "Information on the Company" (Item 4) and "Operating and Financial Review and Prospects" (Item 5).

                                  ------------

                            EXCHANGE RATE INFORMATION

         In this report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of June 30, 2004 into U.S. dollars at an exchange rate of $1.00 = DKK 6.1143, the exchange rate on June 30, 2004. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on June 30, 2004, or at any other rate.

                                  ------------

         Unless   specifically   indicated  or  the  context  clearly  indicates
otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.
                                             ------------

         We use the terms "we," "our," "us," "EuroTrust" and "the Company" to mean EuroTrust A/S and its subsidiaries and their respective predecessors.

                         EUROTRUST A/S AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                                           December 31,
                                                                               2003              June 30, 2004
                                                                           ------------   ---------------------------
                                                                               DKK            DKK            USD $
ASSETS
Current assets:
   Cash and cash equivalents                                                      9,363         20,583         $3,366
   Restricted cash                                                                    0          5,924            969
   Accounts receivable trade, net of allowances for doubtful
     accounts of DKK 2,239 in 2003 and DKK 1,252 in 2004                         25,150         17,752          2,903
   Broadcast programming rights, current                                            952          4,766            779
   Inventories                                                                      128              0              0
   Deferred tax assets, current                                                   2,036            403             66
   VAT receivables                                                                  184            943            154
   Prepaid expenses and deposits                                                 12,568          3,360            549
   Other receivables                                                              3,994         10,318          1,687
                                                                           ------------   ------------   ------------
Total current assets                                                             54,375         64,049         10,473

   Marketable securities - available for sale                                       304            304             50
   Broadcast programming rights, long term                                            0          4,339            710
   Rent and other deposits                                                        1,379          1,334            218
   Other receivables                                                                 64             64             10
   Long term investments at cost                                                  2,494          2,494            408
   Investments in affiliated companies - equity method                            1,500          1,500            245
   Property, plant and equipment, net                                            55,341         83,497         13,655
   Goodwill                                                                      23,941         25,286          4,135
   Deferred tax assets, long-term                                                   347            347             57
   License rights, net                                                            1,100            950            155
                                                                           ------------   ------------   ------------

Total assets                                                                    140,845        184,164        $30,116
                                                                           ============   ============   ============

                                  (Continued )
 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1143.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                                           December 31,
                                                                               2003             June 30, 2004
                                                                           ------------   ---------------------------
                                                                               DKK               DKK           USD $
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
     Accounts payable                                                            26,914         32,489         $5,313
     Accounts payable, related parties                                              477              0              0
     Accrued expenses                                                            26,282         14,972          2,448
     Equipment purchase obligation, current                                           0         11,667          1,908
     Deferred revenue                                                            35,139          7,700          1,259
     Secured Line of Credit, current,                                                 0          6,878          1,125
     Lease obligations, current                                                   1,176              0              0
     Income tax payable                                                              61            120             20
                                                                           ------------   ------------   ------------
Total current liabilities                                                        90,049         73,826         12,073

Long term liabilities:
     Long term equipment purchase obligation, net of current portion                  0         11,666          1,908
     Deferred revenue, net of current portion                                     1,576          2,693            440
                                                                           ------------   ------------   ------------
Total long term liabilities                                                       1,576         14,359          2,348

Minority interest in subsidiaries                                                 2,860              0              0

Shareholders' equity:
     Common shares - par value DKK 1.25,  49,050,000 authorized
     31,753,474 issued at December 31, 2003 and June 30, 2004                    39,693         39,693          6,491
     Additional paid - in capital                                               526,040        526,040         86,027
     Accumulated deficit                                                       (515,840)      (458,970)       (75,059)
     Accumulated other comprehensive income                                         512            258             42
     Less treasury stock, 426,562 common shares at December 31,
     2003 and 3,175,282 at June 30, 2004, at cost                                (4,045)       (11,042)        (1,806)
                                                                           ------------   ------------   ------------
Total shareholders' equity                                                       46,360         95,979         15,695
                                                                           ------------   ------------   ------------

Total liabilities and shareholders' equity                                      140,845        184,164        $30,116
                                                                           ============   ============   ============


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1143.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                                  SIX MONTHS ENDED JUNE 30,          THREE MONTHS ENDED JUNE 30,
                                                                2003       2004         2004        2003        2004         2004
                                                             ----------  ----------  ----------  ----------  ----------  ----------
                                                                 DKK         DKK        USD $        DKK         DKK        USD $
Net Revenue                                                      82,914      60,916      $9,962      43,969      26,840      $4,389

Operating expenses:
    Cost of revenue                                              39,035      35,490       5,804      26,523      19,469       3,184
    Selling and marketing expenses                               24,616      14,510       2,373      12,214       6,941       1,135
    General and administrative expenses                          21,923      12,944       2,117      11,323       6,979       1,141
    Depreciation and amortization                                 4,008       4,141         677       2,063         935         153
                                                             ----------  ----------  ----------  ----------  ----------  ----------
    Total operating expenses                                     89,582      67,085      10,971      52,123      34,324       5,613
                                                             ----------  ----------  ----------  ----------  ----------  ----------

Operating loss                                                   (6,668)     (6,169)     (1,009)     (8,154)     (7,484)     (1,224)

    Interest income                                                  65          38           6         132          35           6
    Interest expense                                             (1,409)       (255)        (42)     (1,262)       (153)        (25)
    Foreign exchange gain (loss), net                            (1,811)        (19)         (3)     (1,233)        (41)         (7)
    Gains from sales of business                                      0      63,331      10,357           0      63,131      10,325
    Other (expenses) income, net                                      0        (239)        (39)        (37)       (210)        (34)
                                                             ----------  ----------  ----------  ----------  ----------  ----------

(Loss) income before income taxes and minority interest          (9,823)     56,687       9,270     (10,554)     55,278       9,041

    Income tax expense                                                0           0           0           0           0           0
    Minority interest in net (loss) income of
    subsidiaries                                                   (239)        183          30         (42)          0           0
                                                             ----------  ----------  ----------  ----------  ----------  ----------

Net (loss) income                                               (10,062)     56,870      $9,300     (10,596)     55,278      $9,041
                                                             ==========  ==========  ==========  ==========  ==========  ==========

Net (loss) income per weighted average common share, basic        (0.38)       1.93        0.32       (0.39)       1.93        0.32
                                                             ==========  ==========  ==========  ==========  ==========  ==========

Net (loss) income per weighted average common share, diluted      (0.38)       1.64        0.27       (0.39)       1.64        0.27
                                                             ==========  ==========  ==========  ==========  ==========  ==========

Weighted average common shares outstanding, basic                26,222      29,499      29,499      26,897      28,578      28,578
                                                             ==========  ==========  ==========  ==========  ==========  ==========

Weighted average common shares outstanding, diluted              26,222      34,658      34,658      26,897      33,737      33,737
                                                             ==========  ==========  ==========  ==========  ==========  ==========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1143.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

       UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS, EXCEPT PER SHARE DATA AND WHERE OTHERWISE INDICATED)

                                                                                                                 NOTES
                                                               ADDITIONAL              OTHER COM-              RECEIVABLE    TOTAL
                                                     COMMON     PAID-IN   ACCUMULATED  PREHENSIVE  TREASURY   FROM SALE OF
                                                     SHARES     CAPITAL     DEFICIT      INCOME      STOCK       SHARES
                                                 ==================================================================================
                                                      DKK        DKK         DKK            DKK       DKK          DKK        DKK
BALANCE AT DECEMBER 31, 2002                         34,006     532,280    (509,510)       (556)    (11,978)          0      44,242

Issuance of 4,550 common shares for cash
    through exercise of stock options                 5,687         605                                                       6,292
Sale of treasury stock                                           (6,845)                              7,933                   1,088
Currency translation adjustments                                                            921                                 921
Unrealized loss on investmentsecurities                                                     147                                 147
Net loss                                                                     (6,330)                                         (6,330)
                                                 ----------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2003                         39,693     526,040    (515,840)        512      (4,045)          0      46,360

Currency translation adjustments                                                           (254)                               (254)
Purchase of 2,748,720 shares of treasury stock                                                       (6,997)                 (6,997)
Net income                                                                   56,870                                          56,870
                                                 ----------------------------------------------------------------------------------

BALANCE AT JUNE 30, 2004                             39,693     526,040    (458,970)        258     (11,042)          0      95,979

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1143.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                         SIX MONTHS ENDED JUNE 30,
                                                                       2003        2004        2004
                                                                    ----------  ----------  ----------
                                                                        DKK         DKK        USD $
Cash flows from operating activities:

Net income (loss) from operations                                      (10,062)     56,870      $9,300

Adjustments to reconcile net income (loss) to
cash provided by (used in) operating activities:
      Depreciation, amortization and write down                          4,008       4,141         677
      (Gains)/loss on sales business                                         0     (63,331)    (10,357)
      (Gains)/loss on sales of fixed assets                                 34           0           0
      Deferred tax                                                           0       1,633         267
      Minority interest                                                    239        (183)        (30)

      Changes in operating assets and liabilities:
            Accounts receivable                                         (4,242)      5,922         969
            Broadcasting rights                                          1,902      (3,090)       (505)
            Inventories and other assets                                   236         128          21
            Income tax payable                                            (474)         59          10
            Other receivables                                            6,532      (5,286)       (865)
            Accounts payable                                               864       4,399         719
            Accounts payable, related parties                          (12,369)       (477)        (78)
            Accrued expenses                                            (3,482)     (7,873)     (1.288)
            Deferred revenue                                             3,626       3,298         539
                                                                    ----------  ----------  ----------
      Cash used in operating activities:                               (13,188)     (3,790)       (621)
                                                                    ----------  ----------  ----------

Cash flows from investing activities:

      Proceeds from sales of short-term investments                          0           0           0
      Acquisition of new business, net of cash                               0     (11,500)     (1,881)
      Proceeds from sale of business, net of cash                            0      42,598       6,967
      Purchase of fixed assets                                          (4,765)     (9,791)     (1,601)
      Proceeds from sales of fixed assets                                  263           0           0
                                                                    ----------  ----------  ----------
      Cash provided by (used in) investing activities:                  (4,502)     21,307       3,485
                                                                    ----------  ----------  ----------

Cash flows from financing activities:

      Net change in short-term borrowings                                  (23)      6,878       1,125
      Sales (purchase) of treasury stock                                 1,088      (6,997)     (1,144)
      Leasing commitments                                               (2,548)          0           0
      Net change in restricted cash                                          0      (5,924)       (969)
      Other                                                             (4,512)          0           0
      Proceeds from issuance of common shares and warrants                 405           0           0
                                                                    ----------  ----------  ----------
      Cash provided by (used in) financing activities:                  (5,590)     (6,043)       (988)
                                                                    ----------  ----------  ----------

Effect of exchange rate changes on cash and cash equivalents              (152)       (254)        (42)
                                                                    ----------  ----------  ----------
Net increase in cash and cash equivalents                              (23,432)     11,220       1,834
Cash and cash equivalents, beginning of period                          37,672       9,363       1,532
                                                                    ----------  ----------  ----------
Cash and cash equivalents, end of period                                14,240      20,583      $3,366
                                                                    ==========  ==========  ==========
Cash received for interest                                                  65          38          $6
                                                                    ==========  ==========  ==========
Cash paid for interest                                                  (1,409)       (255)       $(42)
                                                                    ==========  ==========  ==========
Cash paid for taxes                                                          0           0           0
                                                                    ==========  ==========  ==========

                                   (Continued)

                         EUROTRUST A/S AND SUBSIDIARIES

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)


Non-cash Investing and Financing Activities:

         During the six months ended June 30, 2004, The Company purchased DKK 26,000 of mobile production equipment under an equipment purchase agreement. At June 30, 2004 DKK 18,666 was still outstanding. The Company further reclassified DKK 1,176 in lease obligations currently payable to accounts payable.


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1143.
                             See accompanying Notes.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 12, 2004.

         In preparing financial statements that conform with Generally Accepted Accounting Principles in the United States of America, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         EuroTrust A/S, formerly euro909.com and earlier Telepartner A/S, and its subsidiaries (the "Company") engage in providing production and broadcasting services and Internet security products and services in Scandinavia.

         The Company is currently organized into two reportable service-based segments: A Production and Broadcasting Segment and an Internet Security Product and Services Segment.

PRODUCTION AND BROADCASTING SEGMENT

         The Company's Production and Broadcasting Segment consists of a broadcast media property and one of the largest media production companies in Scandinavia with a special focus on sports programming. The Company's media division also offers educational courses in television production.

         On December 31, 2003, the Company purchased the remaining 15% interest in Europe-Visions A/S. Europe-Visions A/S owns 75% of the outstanding shares of common stock of its subsidiary Mobile Broadcasting A/S. The minority interests' proportionate share of income or loss of Europe-Vision A/S and Mobile Broadcasting is included in the consolidated statement of operations through March 31, 2004. On April 1, 2004, the Company purchased the remaining 25% interest of Mobile Broadcasting A/S for DKK 3 million and recorded goodwill of DKK 620.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


INTERNET SECURITY PRODUCT AND SERVICE SEGMENT

         The Company's Internet Security Product and Services Segment offers trusted Internet security products and services including virus detection, email security products and vulnerability testing.

         On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign, Inc. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the subsidiary through which the Company sold Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company $8.5 million U.S. in cash and assumed the ongoing obligations of all EuroTrust PKI SSL contracts.

         The Company also provided secure remote backup services, digital video surveillance and secure hosting until the sale of these businesses in November 2003, December 2003 and January 1, 2004, respectively. The Company owned approximately 75% of its subsidiary EuroTrust Secure Hosting A/S until its sale on January 1, 2004.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of EuroTrust A/S and its majority-owned subsidiaries.

         The following is a list of our significant operating subsidiaries and their jurisdiction of incorporation and our ownership interest in those subsidiaries at June 30, 2004 includes:

                                 COUNTRY OF                INTEREST
SUBSIDIARY                     INCORPORATION               OWNERSHIP
----------                     -------------               ---------

EuroTrust PKI Services A/S  (1)   Denmark     100.0% (Assets sold April 1, 2004)
EuroTrust Virus112 A/S      (2)   Denmark                   100.0%
Europe-Visions A/S          (3)   Denmark                   100.0%
InAphone A/S                (4)   Denmark                     60.0%


----------
     (1)   Formerly known as EuroTrust Denmark A/S.
     (2)   Formerly known as Virus112.com A/S.
     (3)   Formerly known as Euro909Media A/S
     (4)   Formerly known as 909.909 A/S


         Other   significant   operating    subsidiaries    consolidated   under
Europe-Visions A/S and their jurisdiction of incorporation and our ownership interest in those subsidiaries at June 30, 2004:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                                     COUNTRY OF                  INTEREST
SUBSIDIARY                         INCORPORATION                 OWNERSHIP
----------                         -------------                 ---------
Ciac A/S (dk4)                        Denmark                     100.0%
Prime Vision A/S                      Denmark                     100.0%
Aarhustudiet A/S                      Denmark                     100.0%
Publishing & Management ApS           Denmark                     100.0%
TV Akademiet A/S                      Denmark                     100.0%
Mobile Broadcasting A/S               Denmark              100.0% (Purchased the
                                                          remaining 25% interest
                                                             on April 1, 2004)

         All intercompany balances and transactions have been eliminated in consolidation. The Company's investments representing a 20% to 50% interest in unconsolidated subsidiaries are accounted for by the equity method of accounting.

         At June 30, 2004, the Company had the following equity method investment:

Mediehuset Danmark ApS                 Denmark                     25.0%


REPORTING CURRENCY

         The consolidated financial statements are stated in Danish Kroner ("DKK"), the local currency of the country in which the Company and its major subsidiaries are incorporated and operate. Balance sheet accounts of foreign subsidiaries are translated into DKK at the period-end exchange rate and items in the statement of operations are translated at the average exchange rate.
Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

         Translation adjustments arising from inter-company financing of a long-term investment nature are accounted for similarly. Some transactions of the Company and its subsidiaries are made in currencies other than the functional currency. Any resulting transactional gains and losses from these transactions are included in the income statement.

INFORMATION EXPRESSED IN US DOLLARS

         Translation of DKK amounts into US Dollar amounts is included solely for the convenience of the reader and has been made at the rate of 6.1143 DKK to one US Dollar, the approximate exchange rate at June 30, 2004. Such translation should not be construed as a representation that the DKK amounts could be converted into US Dollars at that or any other rate.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as the allowance for uncollectible accounts, inventory obsolescence, amortization, asset valuations, impairment assessments, taxes, guarantees and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and short-term deposits with maturities of less than three months at the time of purchase.

MARKETABLE SECURITIES - AVAILABLE FOR SALE

         The Company accounts for investments in Marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115 the Company's investments in public companies are classified as "available-for-sale". These investments are carried at fair value based on quoted market prices. We review the marketable equity holdings in publicly traded companies on a regular basis to determine if any of the marketable securities have experienced an other-than-temporary decline in its fair value. We consider the investee company's cash position, earnings and revenue outlook, stock price performance over the past six months, liquidity and management, among other factors, when reviewing the marketable equity securities. If it is determined that an other-than-temporary decline in fair value exists in a marketable equity security, we record an investment loss in the consolidated statement of operations.

LONG-TERM INVESTMENTS

         Investments in non-public companies are included in long-term investments in the consolidated balance sheet and are accounted for under the cost method. For these non-quoted investments, we regularly review the assumptions underlying the operating performance and cash flow forecasts based on information requested from these privately held companies. Generally, this information may be more limited, may not be as timely as and may be less accurate than information available from publicly traded companies. Assessing each investment's carrying value requires significant judgment by management. If it is determined that there is an other-than-temporary decline in the fair value of a non-public equity security, the Company writes-down the investment to its fair value and record the related write-down as an investment loss in the consolidated statement of operations.

TRADE ACCOUNTS RECEIVABLE

         Trade accounts receivable are recorded at the amount invoiced to customers and they do not bear interest. The allowance for doubtful accounts is the Company's best estimate of amount of probable losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above.

BROADCASTING PROGRAMMING RIGHTS

         The Company acquires rights to broadcasting programming and produces programming for exhibit on its cable television station. The costs incurred in acquiring and producing programs are capitalized and amortized over the greater of when the program is aired or the license period or the projected useful life of the programming. Program rights and the related liabilities are

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing.

INVENTORIES

         Inventories principally consist of 38,000 (not in thousands) IBM Tivoli licenses at both December 31, 2003 and June 30, 2004, relating to our remote back-up business. Inventories are stated at the lower of cost or market with cost determined on the basis of the first-in, first-out method. In order to evaluate the designated market value of such assets the company investigates the available market for these products and their expected sales price. 15,000 (not in thousands) of the IBM Tivoli licenses are held as collateral by IBM on a lease obligation payable to them.

PROPERTY, PLANT AND EQUIPMENT

         Building, technical equipment, furniture and fixtures, automobiles and leasehold improvements are carried at cost, less accumulated depreciation. Assets held under capital leases are recorded at the present value of minimum lease payments less accumulated depreciation. Land is carried at cost and is not depreciated.

         Buildings are depreciated on a straight-line basis over 50 years. Technical equipment, furniture and fixtures and automobiles are depreciated on a straight-line basis over the expected useful lives of between three and ten years. Leasehold improvements are amortized over the shorter of their expected lives, which is ten years or the non-cancelable term of the leases.

         The Company's building located in Soeborg, Denmark also serves as collateral for the DKK 10,000 secured line of credit.

GOODWILL AND OTHER DEFINITE LIFE INTANGIBLE ASSETS

         The Company accounts for Goodwill and Other Intangibles Assets in accordance with provisions of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents the excess of costs over the fair value of the identifiable net assets of businesses acquired. Other definite life intangibles assets consist of license rights to virus scanning software and other intangible assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Impairment losses arising from this impairment test, if any, are included in operating expenses in the period of impairment. SFAS No. 142 requires that definite intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

         The depreciable basis of assets that are impaired and continue in use is their respective fair values.

REVENUE RECOGNITION

         The Company derives revenues from three primary categories: (i) Internet services, which include managed public key infrastructure ("PKI") services and digital certificate services (until April 1, 2004), virus surveillance and detection services, and royalty relating to remote data backup services; and (ii) broadcasting, which includes cable and digital television subscriber income and program production income. The Company's revenue recognition policies are in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "REVENUE RECOGNITION, unless otherwise noted below. The revenue recognition policy for each of these categories is as follows:

         INTERNET SERVICES

         The Company recognizes revenues from issuances of digital certificates and managed PKI services, virus surveillance and detection services, and remote data backup, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery of products and services has occurred, (3) the fee is fixed or determinable and (4) collectibility is reasonably assured. We determine each of the criteria in our revenue recognition as follows:

         PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS. We enter into written agreements with our customers, that are signed by both the customer and the Company, or other related documentation from those customers who have previously negotiated an arrangement.

         DELIVERY OF PRODUCTS AND SERVICES HAS OCCURRED. Certificate and security technologies may be delivered physically or downloaded by the customer. Undelivered components of these technologies that are essential to the functionality of the products, if any are not recognized until delivery in full is complete.

         THE FEE IS FIXED OR DETERMINABLE. Agreements with customers do not include a right to return. The majority of the initial fees are due within one year or less. Should there be arrangements with payment terms that extending beyond customary payment terms, the fees then are considered not to be fixed or determinable, and revenues from such arrangements are recognized as payments become due and realizable.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         COLLECTIBILITY IS PROBABLE. Collectibility is assessed for each customer class of which there is a history of successful collection based upon a credit review. Initial determination that collectibility is not probable results in the revenues being recognized as cash is collected.

         In software arrangements involving multiple elements, as required by the EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables" and American Institue of Certified Public Accountants Statement of Position ("SOP") 97-2, as amended by SOP 98-9, the Company allocates and defers revenue for the undelivered elements based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. If VSOE does not exist for undelivered elements such as maintenance services, then the entire arrangement fee is recognized over the performance period.

         Fees from the sales of digital certificates and managed PKI services, which include bundled maintenance services that are not sold separately, are deferred and recognized ratably over the period that such contracted services are provided, usually 12 to 24 months.

         Revenues from virus surveillance and detection services, which include bundled maintenance services that are not sold separately, are deferred and recognized ratably over the period that the service is provided, usually 3 to 36 months.

         Up-front fees from hosting and remote data backup services were deferred and recognized ratably over the period that the services are provided, usually 3 to 12 months.

         The Company's consulting and installation services relating to secure communication, virus protection and network security are not essential to the functionality of the software. These software products are fully functional upon delivery and do not require any significant modification or alteration. Revenues from consulting and installation services, which are provided on a time and materials basis, are recognized as the services are performed.

      BROADCASTING

         The Company recognizes cable and digital television revenue on an accrual basis in accordance with the terms of the contracts entered into with cable and digital television providers, which are based on the number of subscribers for the Company's television channel and as programming is made available to viewers. Revenue and costs associated with program production are recognized when programs are completed and delivered to our customers with no further obligation to them.


INCOME TAXES

         The Company utilizes the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount which realization is more likely than not.


STOCK OPTIONS

         At June 30, 2004, the Company has a number of stock options outstanding. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB NO. 25" issued in March 2000, to account for our fixed plan stock options.

         Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123.

         The following table (in DKK) illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," to stock-based employee compensation under which the estimated fair value of the options would have been expensed over the options' vesting periods:

                                                2003        2004        2004
                                             ----------  ----------  ----------
                                                 DKK         DKK          US $
Reported net income (loss)                      (10,062)     56,870       9,300
Reported stock-based compensation expense             0           0           0
Pro forma stock-based compensation expense       (4,014)     (6,751)     (1,104)
                                             ----------  ----------  ----------
Pro forma net income (loss)                     (14,076)     50,119       8,196

Reported basic income (loss) per share            (0.38)       1.93        0.32
Reported diluted income (loss) per share          (0.38)       1.64        0.27

Pro forma basic loss per share                    (0.54)       1.70        0.28
Pro forma diluted loss per share                  (0.54)       1.45        0.24


CONCENTRATION OF CREDIT RISK

         Cash and cash equivalents are, for the most part, maintained with several major financial institutions in Scandinavia. These balances are insured up to DKK 300 per account.

         The Company has a large number of small customers located throughout Scandinavia, and, to a limited extent, in certain Western European countries, and does not require collateral from its customers. The Company has one large customer in the broadcasting segment which alone accounts

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


for 25% and 31% of the Company's consolidated net revenue for 2003, and the six months ended June 30, 2004 respectively.


PENSIONS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

         The Company contributes to insurance companies for defined contribution pension benefits agreements between employees and insurance companies. The Company's contributions are expensed as incurred. The Company has no future liabilities related to pensions beyond its' contribution.

         Other than the pension benefits described above, the Company does not provide its employees with post-retirement and post-employment benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No, 104 "REVENUE RECOGNITION" which codifies, revises and rescinds certain sections of SAB No. 101, "REVENUE RECOGNITION", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on EuroTrust consolidated financial position, results of operations or cash flows.

         In January 2003, the FASB issued Interpretation No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ACCOUNTING RESEARCH BULLETIN ("ARB") NO. 51." In December 2003, the FASB issued a revision to Interpretation No. 46, and interpretation of ARB Opinion No. 51 ("FIN 46R"). FIN 46R clarifies the application of ARB 51 "CONSOLIDATED FINANCIAL STATEMENTS," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIE's"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

         Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the unmodified provisions of the interpretation to entities that were previously considered "special-purpose entities" in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

         Among the scope expectations, companies are not required to apply FIN 46R to an entity that meets the criteria to be considered a "business" as defined in the interpretation unless one or more of four named conditions exist. FIN 46R applies immediately to a VIE created or acquired after January 31, 2003. EuroTrust does not have any interests in VIE's and the adoption of FIN 46R did not have a material impact on EuroTrust financial position, results of operations or cash flows.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         In March 2004, the FASB issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity instruments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. The accounting guidance provided in EITF 03-1 is effective for fiscal years beginning after June 15, 2004, while the disclosure requirements are effective for annual periods ending after June 15, 2004. The Company does not expect the adoption of EITF 03-1 will have a material impact on its financial position, results of operations, or cash flows.

PURCHASE OF EQUIPMENT

         The Company entered into an agreement to purchase approximately DKK 26,000 in production equipment. The DKK 26,000 obligation is payable in quarterly payments of DKK 2,333 through June 30, 2006. At June 30, 2004 the remaining obligation was DKK 18,666.

EARNINGS PER SHARE

         Basic net (loss) income per share is computed by dividing net (loss) income (numerator) by the weighted-average number of shares of common stock outstanding during the period (denominator). Diluted net (loss) income per share gives effect to stock options considered to be potential common shares, if dilutive. Potential common shares consist of shares issuable upon the exercise of stock options computed using the treasury stock method.

         The following table presents the computation of basic and diluted average common shares outstanding:

                                                     PERIOD ENDED JUNE 30,

                                                         2003      2004
Determination of basic and diluted shares:

Weighted-average shares outstanding                    26,222    29,499
Potential dilutive securities - stock options               0     5,159
                                                       ------    ------

Basic and diluted average common shares outstanding    26,222    34,658


         At June 30, 2004 the Company had 2,230, stock options outstanding to purchase common stock of the company at DKK 0.63 to DKK 1.40 per share that were not included in the earnings per share computation because their effect would be anti-dilutive.

         At June 30, 2003 the Company had 5,676, stock options outstanding to purchase common stock of the company at DKK 0.20 to DKK1.78 per share that were not included in the earnings per share computation because their effect would be anti-dilutive.

TREASURY STOCK

         On April 1, 2004, the Company, repurchased 2,748,720 of its ordinary shares from VeriSign for DKK 6,997 in connection with the sale of assets of PKI to VeriSign.

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


BUSINESS ACQUISITION

         On April 23, 2004, the Company acquired the assets of InAphone A/S. (engaged in the development and marketing of mobile phone software technologies) in a transaction accounted for as a purchase. The terms of the purchase required the Company to invest DKK 3,000,000 of working capital into InAphone. On June 4, 2004, the Company changed the name of the acquisition subsidiary (909.909 A/S) to InAphone A/S. The consolidated financial statements include the results of operations of InAphone A/S from April 23, 2004 through June 30, 2004.

         The Company acquired the operations of InAphone A/S with the intention of using InAphone technology to increase the use of media in mobile phones and hand-held personal organizers, which will potentially stimulate growth opportunities for the Company's media production operations.


BUSINESS DIVESTITURES

         Internet Hosting

         In January 2004, the Company sold its hosting subsidiary, EuroTrust Secure Hosting A/S, to Mondo A/S. The consideration we received includes a 3-years royalty agreement on future sales generated from our transferred customer base. The agreement includes a minimum amount of DKK 7.1 million over the 3-years period.

         Internet Security Product and Services Operations

         On April 1, 2004, the Company sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, a wholly-owned subsidiary of the Company, is the operation through which the Company sells Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria, Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid the Company $8.5 million U.S. in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts.

         In connection with the sale VeriSign agreed to lease certain office space and equipment from the Company. The lease calls for VeriSign to make monthly payments of $10,417 (not in thousands) through April 1, 2007. VeriSign may cancel the lease after 18 months through the payment of a $50,000 (not in thousands) cancellation fee.

      The following table summarizes the proceeds received, the assets and liabilities divested and the gain recorded by the Company on the closing date of the sale to VeriSign:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


                                                                APRIL 1, 2004
                                                              ------------------
                                                              (IN THOUSANDS DKK)
Proceeds from sale of EuroTrust PKI assets:
    Cash received                                                     46,312
                                                                      ------
    Cash held in escrow                                                5,959
                                                                      ------
                                                                      52,271
                                                                      ------
Assets and liabilities divested in sale of EuroTrust PKI assets:
    Current assets                                                     8,888
                                                                      ------
          Total assets divested                                        8,888
                                                                      ------
    Current deferred revenue                                         (29,620)
                                                                      ------
          Total liabilities divested                                 (29,620)
                                                                      ------
          Net liabilities divested                                   (20,732)
                                                                      ------
    Write-down of related property and equipment in connection
    with the sale                                                      9,367
                                                                      ------
    Legal and related cost of divestiture                                574
                                                                      ------

Gain on sale of business                                              63,062
                                                                      ------

The gains on the sale of the Company's Internet security product and services operations were included in the Gain from sales of business line item on the consolidated condensed statements of operations.


STOCK OPTIONS

         During the first six months of 2004, the Board authorized the grant and issuance of 2,608 stock options each to purchase one common share at various share prices ranging from $0.54 to $0.63 to employees and directors of the Company. The exercise price of the options was equal to the market price on the date of grant. Of these stock options, 2,008 are exercisable during the year of grant through their expiration dates ranging from May 12, 2007 to May 12, 2009.

         A  summary  of  the  Company's  stock  option  activity,   and  related
information for the six-month period ended June 30, 2004 is as follows:

                                         JUNE 30, 2004
                                                  WEIGHTED
                                      OPTIONS     AVERAGE
                                                EXERCISE PRICE
                                                --------------

   Outstanding, beginning of period      5,676           $0.52
   Granted                               2,608           $0.59
   Exercised                                 0               0
   Forfeited                                 0               0
   Expired                               (295)           $1.33
                                     --------------------------
   Outstanding, end of period            7,989           $0.51
   Exercisable, end of period            7,389           $0.55
Weighted average fair value of
options granted during the year                          $0.53

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


         The fair value of the stock options granted during the six months ended June 30, 2004 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions

                                                            2004
                                                         ---------
Risk free interest rate                                    3.47%
Dividend yield                                               0%
                                                         ---------
ADR's Annual volatility of the expected market price        1.6
Expected life of the options                                4.5


      The following table summarizes information about stock options outstanding as of June 30, 2004:

                                      WEIGHTED-AVERAGE
       RANGE OF           SHARES         REMAINING       WEIGHTED-AVERAGE     SHARES     WEIGHTED-AVERAGE
   EXERCISE PRICES     OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE   EXERCISE PRICE
   ---------------     -----------    ----------------    --------------    -----------   --------------
    $0.20 - $0.25            2,824      3.7 years             $0.22               2,824       $0.22
    $0.41 - $0.48              540      2.7 years             $0.44                 540       $0.44
    $0.39 - $0.55              457      0.9 years             $0.55                 457       $0.55
    $0.54 - $0.63            2,608      4.4 years             $0.59               2,008       $0.57
    $0.78 - $1.09            1,355      0.8 years             $0.91               1,355       $0.91
    $1.12 - $1.78              205      0.26 years            $1.16                 205       $1.16
   ---------------     -----------    ----------------    --------------    -----------   --------------

        Total                7,989      2.3 years             $0.73               7,389       $0.68

         No compensation cost is recognized in income for any of the years presented above as the options can be exercised at a price equal to or greater than the price on the date of grant.

SECURED LINE OF CREDIT

         At June 30, 2004, the Company had a secured line of credit from banks totaling DKK 10 million, from which DKK 6,878 have been drawn. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of June 30, 2004 was 5.5%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes. The line is secured by property owned by the Company.

SEGMENT REPORTING

         The Company's Chief Operating Decision-maker, as defined in SFAS No. 131, is considered to be Aldo Pedersen, EuroTrust's CEO. The Chief Operating Decision-maker reviews separate consolidated financial information for the Internet services business segment and the Broadcast media business segment. Each of the Company's business segments are managed separately because they offer and distribute distinct services to different customer segments. The

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)


Company therefore  considers that it has two reportable  segments under SFAS 131
(i) Internet services and (ii) Broadcast media.

         The Chief Operating Decision-maker evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. It is the Company's policy that trade between the segments is entered into on an arms-length basis.

         Reportable segment information for each of the periods ended June 30, 2003 and 2004 is presented in the following table:

                         EUROTRUST A/S AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (DKK AND US$ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                         AND WHERE OTHERWISE INDICATED)

                                                    SIX MONTHS ENDED JUNE 30,             THREE MONTHS ENDED JUNE 30,
                                                  2003        2004        2004           2003        2004        2004
                                               ----------  ----------  ----------     ----------  ----------  ----------
                                                   DKK         DKK          $             DKK         DKK           $
INTERNET SERVICES:
Net revenue                                        41,143      17,831       2,916         21,471       4,376         716
Operating expenses:
     Cost of sales                                 14,666       6,819       1,115         13,057       2,139         350
     Selling and marketing expenses                19,499       8,127       1,329          9,463       3,432         561
     General and administrative
     expenses                                      14,703       5,634         922          7,487       3,068         502
     Depreciation and amortization                  2,123       1,068         174          1,096         299          49
                                               ----------  ----------  ----------     ----------  ----------  ----------
     Total operating expenses                      50,991      21,648       3,540         31,103       8,938       1,462
                                               ----------  ----------  ----------     ----------  ----------  ----------
Operating loss                                     (9,848)     (3,817)       (624)        (9,632)     (4,562)       (746)
                                               ----------  ----------  ----------     ----------  ----------  ----------
Total assets                                       72,520      62,677      10,249

BROADCASTING:
Net revenue                                        41,771      43,085       7,046         22,498      22,464       3,674
Operating expenses:
     Cost of sales                                 24,369      28,671       4,689         13,466      17,330       2,834
     Selling and marketing expenses                 5,117       6,383       1,044          2,751       3,509         574
     General and administrative expenses            7,220       7,310       1,195          3,836       3,911         640
     Depreciation and amortization                  1,885       3,073         503            967         636         104
                                               ----------  ----------  ----------     ----------  ----------  ----------
     Total operating expenses                      38,591      45,437       7,431         21,020      25,386       4,152
                                               ----------  ----------  ----------     ----------  ----------  ----------
Operating income (loss)                             3,180      (2,352)       (385)         1,478      (2,922)       (478)
                                               ----------  ----------  ----------     ----------  ----------  ----------
Total assets                                       68,297     121,487      19,867

CONSOLIDATED
Net revenue                                        82,914      60,916       9,962         43,969      26,840       4,390
Operating expenses:
     Cost of sales                                 39,035      35,490       5,804         26,523      19,469       3,184
     Selling and marketing expenses                24,616      14,510       2,373         12,214       6,941       1,135
     General and administrative expenses           21,923      12,944       2,117         11,323       6,979       1,142
     Depreciation and amortization                  4,008       4,141         677          2,063         935         153
                                               ----------  ----------  ----------     ----------  ----------  ----------
     Total operating expenses                      89,582      67,085      10,971         52,123      34,324       5,614
                                               ----------  ----------  ----------     ----------  ----------  ----------
Operating income (loss)                            (6,668)     (6,169)     (1,009)        (8,154)     (7,484)     (1,224)
                                               ==========  ==========  ==========     ==========  ==========  ==========
Total assets                                      140,817     184,164      30,116


 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 6.1143.
                             See accompanying Notes.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         On April 1, 2004, we sold the Secure Socket Layer certificate assets of EuroTrust PKI to VeriSign. EuroTrust PKI, our wholly-owned subsidiary, was the subsidiary through which we sold Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria,
Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid us $8.5 million U.S. in cash and assumed the ongoing obligations of EuroTrust PKI SSL contracts.

         Our business now consists of two distinct divisions, a broadcast media division and an Internet services division.

         Our broadcast media division owns dk4, a Danish cable/satellite television station and operates one of the largest mobile television production companies in Scandinavia. Dk4 owns and operates a fleet of eight state-of-the-art mobile units, including one of the few high definition television units in Northern Europe.

         Our internet services division markets virus detection software and services under our "Virus 112" brand name and also monitors the royalty payments we receive in connection with the sale of our secure hosting and remote back-up services business in the fourth quarter of 2003 and first quarter of 2004, respectively.


CRITICAL ACCOUNTING POLICIES

         The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies. See "Summary of Significant Accounting Policies" in the consolidated financial statements for more information about these critical accounting policies, as well as descriptions of other significant accounting policies.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay and our collection history with each customer. We review significant invoices that are past due to determine if an allowance is appropriate based on the risk category using the factors described above. We also monitor our accounts receivable for any build up of concentration to any one customer, industry or geographic region. To date our receivables have not had any particular concentrations that, if not collected, would have a significant impact on our operating income. We require all acquired companies to adopt our credit policies. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

         BROADCAST PROGRAMMING RIGHTS

         We acquire rights to broadcast programming and produce programming to exhibit on our cable television station. The costs incurred in acquiring and producing programs are capitalized and amortized over the greater of when the program is aired or the license period or the projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable, and the program is accepted and available for airing.

         LONG-TERM INVESTMENTS

         We invest in securities of companies for business and strategic purposes. These investments are in the form of equity securities of private companies for which there is no public market. These companies are typically in the early stage of development and are expected to incur substantial losses in the near-term. Therefore, we may never realize any return on these investments. Further, if these companies are not successful, we could incur charges related to write-downs or write-offs of these investments.

         We review, the assumptions underlying the operating performance from these privately held companies on an annual basis. This information may be more limited, may not be as timely and may be less accurate than information available from publicly traded companies. If we determine that an other-than-temporary decline in fair value of the investment exists, we write-down the investment to its fair value and record the related write-down as an investment loss in our consolidated statement of operations.

         No write-downs were made in the six months ended June 30, 2004.

         Our long-lived assets totaled DKK 84.4 million, as of June 30, 2004, which consist primarily of rights, other intangible assets and property and equipment subject to amortization and depreciation. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to:

     o   a significant decrease in the market price of a long-lived asset;

     o a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

     o a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset;

     o a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and

     o a current expectation that it is probable that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

         An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value, which is usually based on future estimated discounted cash flows. Significant judgment is required in the forecasting of future operating results, which are used in the preparation of projected cash flows. If we made different judgments or utilized different estimates, material differences may result in write-downs of net long-lived and intangible assets, which would be reflected by charges to our operating results for any period presented.

         No impairment charges were recorded in the six months ended June 30, 2004.

         GOODWILL

         We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards
(SFAS) No. 142, Goodwill and Other Intangible Assets, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair values of our reporting units. If we determine the fair values of a reporting unit is less than the carrying amount recorded on our Consolidated Balance Sheet, we will record the related impairment loss. The measurement of the impairment loss involves comparing the fair value of the reporting unit with the fair values of the recognized and unrecognized assets and liabilities to arrive at an implied fair value of goodwill, which is then compared to the book value of the goodwill of the reporting unit. At June 30, 2004, we had DKK 25.3 million of goodwill recorded on our Consolidated Balance Sheet. The entire goodwill was recorded in our Broadcasting media segment.

         We performed our annual impairment assessment of goodwill in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated discount rate for the specific reporting units. Differences in assumptions used in projecting future operating cash flows and estimated discount rate could have a significant impact on the determination of impairment amounts.

         In estimating future cash flows we used our internal budgets. Our budgets were based on recent sales data for existing products and expected growth rates for the Internet security services and framework agreements entered into with customers in the broadcasting segment. These budgets were based on current royalty percentages, expected staffing levels and expected inflation.

         Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

         For the year ended December 31, 2003, based on our annual impairment assessment of goodwill, there were no impairment charges. No impairment charge has been made in the six months ended June 30, 2004.

         INVENTORIES

         The inventory principally consists of 38,000 IBM Tivoli licenses relating to our remote back-up business. These licenses were written-off in 2002 and have no carrying value at June 30, 2004. Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method.

         Management must make estimates about the future customer demand for IBM Tivoli licenses when establishing the appropriate loss provisions for inventory. When making these estimates, we consider general economic conditions and historical sales of licenses, the market acceptance of the current generation of licenses, the available market for these products and expected sales prices for the licenses. These judgments must be made in the context of our customers' shifting technology needs. A misinterpretation or misunderstanding of any of these conditions could result in significant changes to the provisions determined to be appropriate as of the balance sheet date.

COMMON EUROPEAN CURRENCY

         The Treaty on European Economic and Monetary Union, or EU, provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. This was effective on January 1, 2002. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Denmark, Sweden and the United Kingdom elected not to participate in the Euro. Norway is not currently a member state of the EU. Finland, Austria and Italy qualified and elected to participate. The change to the Euro has not had a significant financial effect on us.

UNAUDITED CONSOLIDATED RESULTS

THREE MONTHS ENDED JUNE 30, 2004 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2003

         Net revenue for the three months ended June 30, 2004 was DKK 26.8 million, a decrease of DKK 17.1 million, or 39.1%, compared to Net revenue of DKK 44.0 million for the three months ended June 30, 2003. The table below compares revenues for the relevant periods on a segment-by-segment basis.


                           NET REVENUE             AMOUNT OF        PERCENTAGE
                                                    INCREASE         INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                   -------------  -------------  --------------  ---------------
                                     (IN THOUSANDS OF DKK)
Internet services       21,471         4,376        (17,095)          (79.6%)
Broadcast media         22,498        22,464            (34)           (0.2%)
                   -------------  -------------  --------------  ---------------
Total                   43,969        26,840        (17,129)          (39.0%)

         The decrease in Net revenue in our Internet services segment reflects the fact that during 2003, we made the decision to change our strategic focus to our broadcasting business and consequently, we sold our Public Key Infrastructure business to VeriSign on April 1, 2004, our Hosting business to Mondo A/S as of January 1, 2004, all activity in our Remote backup business to MUNK IT A/S as of November 30, 2003, EuroTrust France as of December 31, 2003 and our surveillance business in Realtime Security and our Swedish subsidiary EuroTrust Sweden AB as of November 30, 2003 and December 31, 2003, respectively.

         Total operating expenses for the three months ended June 30, 2004 were DKK 34.3 million, a decrease of DKK 17.8 million, or 34.2%, compared to total operating expenses of DKK 52.1 million for the three months ended June 30, 2003. Total operating expenses include cost of revenue, selling and marketing expenses, general and administrative expenses and depreciation, amortization, write-down and impairment. For the three months ended June 30, 2004 compared to the same period in 2003, the percentage of total net revenues represented by each of the following expenses are as follows: (i) Cost of revenue was 72.5% compared to 60.3%; (ii) Selling and marketing expenses was 25.9% compared to 27.8%; (iii) General and administrative expenses was 26.0% compared to 25.8%; and (iv) Depreciation, amortization, write-down and impairment expenses was 3.5% compared to 4.7%. The tables below shows our operating expenses by category on a segment-by-segment basis.

                            COST OF SALES          AMOUNT OF        PERCENTAGE
                                                    INCREASE         INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                   -------------  -------------  --------------  ---------------
                                       (IN THOUSANDS OF DKK)
Internet services       13,057         2,139        (10,918)          (83.6%)
Broadcast media         13,466        17,330           3,864            28.7%
                   -------------  -------------  --------------  ---------------
Total                   26,523        19,469         (7,054)          (26.6%)

                       SELLING AND MARKETING       AMOUNT OF       PERCENTAGE
                                                    INCREASE        INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                   -------------  -------------  --------------  ---------------
                                       (IN THOUSANDS OF DKK)
Internet services        9,463         3,432         (6,031)          (63.7%)
Broadcast media          2,751         3,509             758            27.6%
                   -------------  -------------  --------------  ---------------
Total                   12,214         6,941         (5,273)          (43.2%)


                             GENERAL AND
                           ADMINISTRATIVE           AMOUNT OF      PERCENTAGE
                                                    INCREASE        INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                   -------------  -------------  --------------  ---------------
                                       (IN THOUSANDS OF DKK)
Internet services         7,487         3,068        (4,419)           (59.0%)
Broadcast media           3,836         3,911             75              2.0%
                   -------------  -------------  --------------  ---------------
Total                    11,323         6,979        (4,344)           (38.4%)

                            DEPRECIATION,
                            AMORTIZATION,
                             WRITE DOWNS           AMOUNT OF       PERCENTAGE
                           AND IMPAIRMENT           INCREASE        INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                   -------------  -------------  --------------  ---------------
                              (IN THOUSANDS OF DKK)
Internet services         1,096          299          (797)           (72.7%)
Broadcast media             967          636          (331)           (34.2%)
                   -------------  -------------  --------------  ---------------
Total                     2,063          935        (1,128)           (54.7%)

         With respect to our Internet services segment, cost of sales decreased by DKK 10.9 million to DKK 2.1 million which is primarily attributable to our decision to change our strategic focus to our broadcasting business and the sale of all non-profitable internet businesses during fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004. For the three months ended June 30, 2004 compared to the same period in 2003, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Cost of sales was 48.9% compared to 60.8%; (ii) Selling and marketing expenses was 78.4% compared to 44.1%; (iii) General and administrative expenses was 70.1% compared to 34.9%; and (iv) Depreciation, amortization and write-down and impairment expenses was 6.8% compared to 5.1%. The increase in Selling and marketing, General and administrative and Depreciation and amortization, expenses primarily reflects the reduction in Net revenue from the sale of all non-profitable internet businesses in fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004. The decrease in Cost of sales resulted from the general decrease in expenditure resulting from the aforementioned sales.

         In the case of our Broadcast media segment, for the three months ended June 30, 2004 compared to the same period in 2003, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Cost of sales was 77.1% compared to 59.9%; (ii) Selling and marketing expenses was 15.6% compared to 12.2%; (iii) General and administrative expenses was 17.4% compared to 17.1%; and (iv) Depreciation, amortization and write-down and impairment expenses was 2.8% compared to 4.3%. The general increase in expenses we experienced in this quarter is primarily attributable to the growth in the production of programs and our increased investment in the broadcasting business.

         For the three months ended June 30, 2004, the gross profit for our Internet services segment decreased to DKK 2.2 million, or 51.1% of segment revenues compared to DKK 8.4 million, or 39.2% of segment revenues for the same period in 2003. This decrease is primarily attributable to the sale of all non-profitable Internet businesses in fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004, which reduced our activities for the three months ended June 30, 2004. In the case of our Broadcast media segment, for the three months ended June 30, 2004 the gross profit decreased to DKK 5.1 million, or 22.9% of segment revenues compared to DKK 9.0 million, or 40.1% of segment revenues for the same period in 2003. The decrease in the gross profit margin reflects our increased investment in the broadcasting business.

                            GROSS PROFIT           AMOUNT OF       AMOUNT OF
                                                    INCREASE        INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                   -------------  -------------  --------------  ---------------
                              (IN THOUSANDS OF DKK)
Internet services        8,414           2,237       (6,177)         (73.4%)
Broadcast media          9,032           5,134       (3,898)         (43.2%)
                   -------------  -------------  --------------  ---------------
Total                   17,446           7,371      (10,075)         (57.7%)


         We had an operating loss of DKK 7.5 million for the three months ended June 30, 2004 compared to an operating loss of DKK 8.2 million for the same period in the prior year. In our Internet services segment we had an operating loss of DKK 4.6 million for the three months ended June 30, 2004 compared to an operating loss of DKK 9.6 million for the same period in the prior year. The reduction of operating loss is attributable to the sale of all non-profitable Internet businesses in fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004. In our Broadcast media segment our operating income decreased by DKK 4.4 million to an operating loss of DKK 2.9 million for the three months ended June 30, 2004 compared to an operating income of DKK 1.4 million for the same period in the prior year. The decrease in operating income reflects an increase in Cost of sales of DKK 3.9 million, Selling and marketing expenses of DKK 758 thousand and General and administrative expenses of DKK 75 thousand, offset by a decrease in Depreciation and amortization of DKK 331 thousand due to a significant increase in capital expenditures this year in connection with the expanded activity in our production of programs and a general increase in our investment in the broadcasting business.

SIX MONTHS ENDED JUNE 30, 2004 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2003

         Net revenue for the six months ended June 30, 2004 was DKK 60.9 million, a decrease of DKK 22.0 million, or 26.5%, compared to Net revenue of DKK 82.9 million for the six months ended June 30, 2003. The table below compares revenues for the relevant periods on a segment-by-segment basis.

                             NET REVENUE           AMOUNT OF       PERCENTAGE
                                                    INCREASE        INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                     -----------  -------------  --------------  ---------------
                                   (IN THOUSANDS OF DKK)
Internet services       41,143        17,831        (23,312)          (56.7%)
Broadcast media         41,771        43,085          1,314             3.1%
                     -----------  -------------  --------------  ---------------
Total                   82,914        60,916        (21,998)          (26.5%)

         The decrease in Net revenue in our Internet services segment reflects the fact that during 2003, we made the decision to change our strategic focus to our broadcasting business and consequently, we sold our Public Key Infrastructure business to VeriSign on April 1, 2004, our Hosting business to Mondo A/S as of January 1, 2004, all activity in our Remote backup business to MUNK IT A/S as of November 30, 2003, EuroTrust France as of December 31, 2003 and our surveillance business in Realtime Security and our Swedish subsidiary EuroTrust Sweden AB as of November 30, 2003 and December 31, 2003, respectively. The increase in Net revenue in our Broadcast media segment for the six months ended June 30, 2004 reflects an increase in the number of subscribers to dk4 and in the growth in the production of programs for broadcasting.

         Total operating expenses for the six months ended June 30, 2004 was DKK
67.1 million, a decrease of DKK 22.5 million, or 25.1%, compared to total operating expenses of DKK 89.6 million for the six months ended June 30, 2003. Total operating expenses include cost of revenue, selling and marketing expenses, general and administrative expenses and depreciation, amortization, write-down and impairment. For the six months ended June 30, 2004 compared to the same period in 2003, the percentage of total net revenues represented by each of the following expenses are as follows: (i) Cost of sales was 58.3% compared to 64.1%; (ii) Selling and marketing expenses was 23.8% compared to 40.4%; (iii) General and administrative expenses was 21.2% compared to 36.0%; and (iv) Depreciation, amortization, write-down and impairment expenses was 6.8% compared to 6.6%. The tables below shows our operating expenses by category on a segment-by-segment basis.

                            COST OF SALES          AMOUNT OF        PERCENTAGE
                                                    INCREASE         INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                     -----------  -------------  --------------  ---------------
                                       (IN THOUSANDS OF DKK)
Internet services       14,666         6,819         (7,847)          (53.5%)
Broadcast media         24,369        28,671          4,302            17.7%
                     -----------  -------------  --------------  ---------------
Total                   39,035        35,490         (3,545)           (9.1%)

                         SELLING AND MARKETING       AMOUNT OF      PERCENTAGE
                                                    INCREASE        INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                     -----------  -------------  --------------  ---------------
                                       (IN THOUSANDS OF DKK)
Internet services       19,499         8,127        (11,372)          (58.3%)
Broadcast media          5,117         6,383          1,266            24.7%
                     -----------  -------------  --------------  ---------------
Total                   24,616        14,510        (10,106)          (41.1%)


                             GENERAL AND
                           ADMINISTRATIVE          AMOUNT OF        PERCENTAGE
                                                    INCREASE         INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                     -----------  -------------  --------------  ---------------
                                       (IN THOUSANDS OF DKK)
Internet services       14,703         5,634         (9,069)          (61.7%)
Broadcast media          7,220         7,310             90             1.2%
                     -----------  -------------  --------------  ---------------
Total                   21,923        12,944         (8,979)          (41.0%)


                            DEPRECIATION,
                          AMORTIZATION AND
                             WRITE DOWNS           AMOUNT OF       PERCENTAGE
                       AND GOODWILL IMPAIRMENT      INCREASE        INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                     -----------  -------------  --------------  ---------------
                                       (IN THOUSANDS OF DKK)
Internet services        2,123         1,068         (1,055)          (49.7%)
Broadcast media          1,885         3,073          1,188            63.0%
                     -----------  -------------  --------------  ---------------
Total                    4,008         4,141            133             3.3%

         With respect to our Internet services segment, cost of sales decreased by DKK 7.8 million to DKK 6.8 million which is primarily attributable to our decision to change our strategic focus to our broadcasting business and the sale of all non-profitable internet businesses during fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004. For the six months ended June 30, 2004 compared to the same period in 2003, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Cost of sales was 38.2% of compared to 35.6%; (ii) Selling and marketing expenses was 45.6% compared to 47.4%; (iii) General and administrative expenses was 31.6% compared to 35.7%; and (iv) Depreciation, amortization and write-down and impairment expenses was 6.0% compared to 5.2%. The decrease in Selling and marketing, and General and administrative, expenses primarily attributable to the sale of all non-profitable Internet businesses during fourth quarter of 2003 and the first quarter of 2004. The increase in Cost of sales and the decrease in Depreciation, amortization, write-down and impairment expenses reflects the reduction in Net revenue from the aforementioned sale of all non-profitable internet businesses.

         In the case of our Broadcast media segment, for the six months ended June 30, 2004 compared to the same period in 2003, the percentage of segment revenue represented by each of the following expenses are as follows: (i) Cost of sales was 66.5% compared to 58.3%; (ii) Selling and marketing expenses was 14.8% compared to 12.3%; (iii) General and administrative expenses was 17.0% compared to 17.3%; and (iv) Depreciation, amortization and write-down and impairment expenses was 7.1% compared to 4.5%. The general increase in expenses we experienced in the six months ended June 30, 2004 is primarily attributable to the growth in the production of programs and our increased investment in the broadcasting business.


         For the six months ended June 30, 2004, the gross profit for our Internet services segment decreased to DKK 11.0 million, or 61.8% of segment revenues compared to DKK 26.5 million, or 64.4% of segment revenues for the same period in 2003. This decrease is primarily attributable the sale of all non-profitable internet businesses in fourth quarter of 2003 and the first quarter of 2004 and the sale of our Public Key Infrastructure business to VeriSign on April 1, 2004, which reduced our cost of sales for the six months ended June 30, 2004. In the case of our Broadcast media segment, for the six months ended June 30, 2004 the gross profit decreased to DKK 14.4 million, or 33.5% of segment revenues compared to DKK 17.4 million, or 41.7% of segment revenues for the same period in 2003. The decrease in the gross profit margin reflects our increased investment in the broadcasting business during the first six months of 2004.

                            GROSS PROFIT           AMOUNT OF        PERCENTAGE
                                                    INCREASE         INCREASE
                         2003          2004        (DECREASE)       (DECREASE)
                     -----------  -------------  --------------  ---------------
                                       (IN THOUSANDS OF DKK)
Internet services       26,477        11,012        (15,465)          (58.4%)
Broadcast media         17,402        14,414         (2,988)          (17.2%)
                     -----------  -------------  --------------  ---------------
Total                   43,879        25,426        (18,453)          (42.1%)


         We had an operating loss of DKK 6.2 million for the six months ended June 30, 2004 compared to an operating loss of DKK 6.7 million for the same period in the prior year. In our Internet services segment we had a operating loss of DKK 3.8 million for the six months ended June 30, 2004 compared to a loss of DKK 9.8 million for the same period in the prior year. In our

Broadcast media segment our operating income decreased by DKK 5.5 million to an operating loss of DKK 2.4 million for the six months ended June 30, 2004 compared to an operating income of DKK 3.2 million for the same period in the prior year. The decrease reflects a general increase in operating expenses due to a significant increase in capital expenditures made this year in connection with the expanded activity in our production of programs for broadcasting by others and a general increase in our investment in the broadcasting business.

         On April 1, 2004, we sold the Secure Socket Layer certificate assets of our wholly-owned subsidiary, EuroTrust PKI, to VeriSign. EuroTrust PKI was the subsidiary through which we sold Public Key Infrastructure (PKI) Services, including VeriSign's SSL certificates and related services in Austria,
Switzerland, Finland, Norway, Sweden and Denmark. Under the terms of the agreement, VeriSign paid us DKK 52.3 million ($8.5 million U.S.) in cash and assume the ongoing obligations of EuroTrust PKI SSL contracts. In connection with the sale we recognized a net gain on sale of business of DKK 63 million ($10.2 million U.S.).


         LIQUIDITY AND CAPITAL RESOURCES

         Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At June 30, 2004, our cash balances totaled DKK
26.5 million including restricted cash of DKK 5.9 million compared to cash balances DKK 9.4 million with no restricted cash at December 31, 2003. At June 30, 2004 the ratio of current assets to current liabilities was 0.87 to 1. Our current assets primarily reflect our cash, restricted cash, accounts receivables, other receivables and prepaid expenses and deposits.

         At June 30, 2004, we have secure lines of credit from banks totaling DKK 10 million, from which DKK 6,878 have been drawn. Interest is payable on the line at a floating rate based on the market rates of the major banks. The weighted average interest rate as of June 30, 2004 was 5.5%. In Denmark, a line of credit, such as that used by us, can be cancelled upon three months notice. Any termination would result in the principal and interest becoming due and payable immediately. The line of credit has been used for working capital purposes.

         For the six months ended June 30, 2004, cash used in operations was DKK
3.8 million compared to DKK 13.1 million for the six months ended June 30, 2003, a decrease of DKK 9.3 million. The decrease is primarily due to the sale of certain of our business and business assets in the Internet services segment and the improved results of operations for the six months ended June 30, 2004.

         For the six months ended June 30, 2004, cash provided in investing activities was DKK 21.3 million compared to cash used in investing activities of DKK 4.5 million for the six months ended June 30, 2003, an increase of DKK 25.8 million. This increase is primarily attributable to the sale of our Secure Socket Layer certificate assets of EuroTrust PKI to VeriSignas of April 1, 2004,

         For the six months ended June 30, 2004, DKK 6.0 million was used in financing activities compared to cash used in financing activities of DKK 5.6 million for the six months ended June 30, 2003.

         Our capital expenditures for the six months ended June 30, 2004 were DKK 9.8 million, for the purchase of certain mobile production equipment. Additionally, we purchased DKK 26.3 million of mobile production equipment under an equipment purchase agreement financed through the supplier pursuant to which we will be required to make quarterly payments of DKK 2.33 million through March 2006.

         For the first six months of 2004 we have continued to experience net cash outflows from our operations. If this trend continues we may be required to raise additional cash to fund both our operations and any capital expenditures.

         We believe that our cash on hand together with borrowings currently available and other potential sources of funds will be sufficient to fund our anticipated working capital needs and capital spending requirements in the foreseeable future. However, if we were to incur any unanticipated expenditures a substantial burden could be placed on our cash resources.

                                  RISK FACTORS

         OUR FUTURE OPERATING RESULTS ARE HIGHLY UNCERTAIN AND MAY BE INFLUENCED BY A VARIETY OF FACTORS INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS REPORT. IN ADDITION TO OTHER INFORMATION IN THIS FORM 6-K, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING OUR BUSINESS AND US BECAUSE THESE FACTORS CURRENTLY HAVE A SIGNIFICANT IMPACT OR MAY HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM 6-K AS A RESULT OF THE RISK FACTORS DISCUSSED BELOW AND ELSEWHERE IN THIS FORM 6-K.

WE  HAVE  A  SIGNIFICANT   ACCUMULATED   LOSS  AND  THE   LIKELIHOOD  OF  FUTURE
PROFITABILITY IS UNCERTAIN. CONTINUING LOSSES MAY EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO TERMINATE OPERATIONS.

         We incurred a net loss in each of the years ended December 31, 1999, 2000, 2002 and 2003 and we incurred an operating loss in each of those years and for the year ended December 31, 2001. For the six months ended June 30, 2004 we had an operating loss of DKK 6,169,000, ($1,009,000). As of June 30, 2004, we had a cumulative net loss of DKK 459.0 million, ($75.1 million). We may incur additional losses in the foreseeable future. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future. If operating losses continue for longer than we expect and we cannot raise additional capital, we may be forced to terminate operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE. IF WE CANNOT DO SO, WE MAY NOT BE ABLE TO FUND OUR FUTURE ACTIVITIES OR CONTINUE OPERATING.

         Our future capital requirements will depend on a number of factors, including new acquisition opportunities and our ability to increase our revenues and control our expenses. If we need to raise additional capital in the future, we cannot assure you that we will be able to do so on acceptable terms or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares. If we are unsuccessful in raising additional capital, when needed, our business and results from operations may be materially and adversely affected.

OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR FINANCIAL RESULTS MAY FLUCTUATE. IF OUR FINANCIAL RESULTS FALL BELOW EXPECTATIONS IN ONE OR MORE FUTURE QUARTERS, THE MARKET PRICE OF OUR ADSS MAY BE NEGATIVELY IMPACTED.

         We cannot accurately forecast our revenues or operating results. Our revenues and operating results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

     o   market acceptance of our products and services;

     o a change in television viewer preferences if we are unsuccessful in addressing those changes in our programming; and

     o   the non-renewal or termination of our contract with TeleDanmark Kabel.

     o   the non-renewal or termination of our contract with Canal Digital A/S

     o   the  continued   interest  in  televising   live  sporting   events  in
         Scandanavia

     o   the  pace  at  which  new   television   programming   is  produced  in
         Scandinavia;

     o   customer renewal rates for our products and services;

     o our success in cross marketing our products and services to our existing customers and to new customers;

     o   developing our direct and indirect distribution channels;

     o a decrease in the level of spending for Internet virus detection products and services by our existing customers;

     o   our ability to expand our operations;

     o our success in assimilating the operations and personnel of any acquired businesses;

     o the impact of price changes in our products and services or those of our competitors;

     o general economic conditions and economic conditions specific to the television programming production or Internet services industry;


Due to all of the above factors, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our ordinary shares would likely decline which may result in a significant decline in the value of your investment.

WE HAVE A LIMITED OPERATING HISTORY IN THE MEDIA BUSINESS AND IN THE BUSINESS OF PROVIDING INTERNET VIRUS DETECTION PRODUCTS AND SERVICES AND MAY ENCOUNTER DIFFICULTIES SIMILAR TO THOSE FACED BY EARLY STAGE COMPANIES. OUR RESULTS FROM OPERATIONS MAY DEPEND ON HOW SUCCESSFUL WE ARE IN DEALING WITH THESE DIFFICULTIES.

         Over the last five years, our business has evolved from (i) a telecommunications company that also provided Internet access to (ii) an Internet services provider focusing primarily on domain name registration services to (iii) providing trusted Internet infrastructure products and services. Our current business primarily consists of our media division which is made up of our TV broadcast channel - dk4 and our TV production company - Prime Vision and our Internet services division. We have only a limited operating history in these businesses on which you can base an evaluation of our current business and prospects. As such, our current business and prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development.We cannot be certain that we will successfully address this risk. If we fail, our business and results from operations may be materially and adversely impacted.

WE COMPETE IN THE HIGHLY COMPETITIVE BROADCASTING INDUSTRY.

         The Danish broadcast industry is highly competitive and dominated by a few large companies. As a result of competition, we consolidated our broadcast operations into one channel. In addition, we expect that the number of channels competing for the places in the TeleDanmark Kabel programming network will increase in the ensuing years. If viewer preferences change and we are unsuccessful in addressing those changes in our programming, we may lose favor with them and they may choose to view a competitor's channel over ours.

IF WE ARE UNABLE TO NEGOTIATE A RENEWAL OF OUR CONTRACT WITH EITHER TELEDANMARK KABEL OR CANAL DIGITAL A/S THE REVENUES FROM OUR BROADCASTING BUSINESS MAY BE ADVERSELY AFFECTED.

         Our dk4 television channel is carried as part of the basic package of channels provided to all cable television subscribers to TeleDanmark Kabel (the primary Company providing cable television service in Denmark), for which we receive a per subscriber fee as well as to all subscribers of Canal Digital A/S, a Danish digital satellite television service provider. Our agreement with each of TeleDanmark Kabel and Canal Digital A/S to carry dk4 as part of its basic package expires on December 31, 2006 and December 31, 2007, respectively. If we are unable to renew either agreement the revenues from our broadcasting business would decrease significantly and the results of operations from our broadcasting business would be materially and adversely affected. We cannot assure you that we will successfully negotiate a renewal of our agreement with TeleDanmark Kabel or Canal Digital A/S.

IF THE INTEREST IN VIEWING LIVE SPORTING EVENTS IN THE SCANDINAVIAN MARKET SHOULD DECREASE OR IF THERE IS A SLOWDOWN IN OTHER TELEVISION PROGRAMMING PRODUCTION OUR RESULTS COULD BE ADVERSELY AFFECTED.

         We have eight large mobile television production vans which are leased to various other companies primarily for their broadcast of live sporting events or the production of original television programming. We also provide many of the technical personnel required for these productions. If we are unable to lease these vans and our technical personnel to other broadcasters or television production companies we will be in a position where we will not be able to cover the expenses associated with this business which in turn could materially and adversely effect our business. Our ability to keep these vans busy in order to generate revenue will be effected by many factors outside of our control, including the continued interest in viewing live sporting events and the continued desire to produce television programming in Scandinavia.

THE SUCCESS OF OUR VIRUS DETECTION BUSINESS DEPENDS LARGELY ON THE LEVEL OF MARKET ACCEPTANCE OF OUR PRODUCTS AND SERVICES.

         The market for Internet virus detection products and services is relatively new and rapidly evolving. As a result, the future demand for our products and services is uncertain. Even if the market for electronic commerce and online communications grows, we cannot assure you that our products and services will become widely accepted. If this market fails to grow, our business and results from operations may be adversely affected.

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


OUR VIRUS DETECTION BUSINESS FACES SIGNIFICANT COMPETITION FROM COMPETITORS WHICH ARE MUCH LARGER THAN WE ARE AND HAVE LONGER OPERATING HISTORIES, LARGER CLIENT BASES, GREATER BRAND OR NAME RECOGNITION AND SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL, MARKETING AND PUBLIC RELATIONS RESOURCES THAN WE HAVE.

         The market for virus detection products is intensely competitive and we expect this competition to continue for the foreseeable future. In addition, there are relatively few barriers preventing new competitors from entering the markets in which we operate. Furthermore, we do not own any patented technology and our competitors may develop new technologies in the future that are perceived as being more secure, effective or cost efficient than the technology underlying our products and services. Increased competition could result in pricing pressures, reduced margins or the failure of our virus detection products and services to achieve or maintain market acceptance, any of which could harm our business.

OUR RESULTS FROM OPERATIONS MAY BE NEGATIVELY IMPACTED IF WE ARE NOT ABLE TO ESTABLISH A BRAND IDENTITY.

         We believe that establishing and maintaining a good reputation and name recognition is critical to our success. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing Internet infrastructure products and services. Over the last three years, we have gone through several name changes as our business has evolved. In 1999, we changed our name from Telepartner A/S to euro909.com A/S and in December 2001 to EuroTrust A/S. Our brand-enhancement strategy includes mass market and multimedia advertising, promotional programs and public relations activities. In addition, promoting and enhancing our name depends largely on our success in providing uninterrupted high quality services. We intend to make significant expenditures on advertising and promotional programs and activities. We cannot assure you that our efforts will lead to an increase in net revenues sufficient to cover our advertising and promotional expenses. To build brand identity we must provide high quality services at a competitive price. If our reputation is damaged or if potential clients are not aware of the products and services we provide, or if our clients do not perceive our services as effective, reasonably priced or qualitatively better than the competition, our reputation could be materially and adversely affected and we could lose market share.

OUR LONG-TERM GROWTH STRATEGY ASSUMES THAT WE MAKE SUITABLE ACQUISITIONS AND INVESTMENTS. IF WE ARE UNABLE TO ADDRESS THE RISKS ASSOCIATED WITH ACQUISITIONS AND INVESTMENTS OUR BUSINESS COULD BE HARMED.

         Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in businesses that provide products and services that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may compete with other companies having similar growth and investment strategies. Competition for these acquisition or investment targets could also result in increased acquisition or investment costs and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

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


         Assimilating acquired businesses involves a number of other risks, including, but not limited to:

     o   disrupting our business;

     o incurring additional expense associated with a write-off of a portion of goodwill and other intangible assets due to changes in market conditions or the economy in the markets in which we compete or because acquisitions are not providing the benefits expected;

     o   incurring unanticipated costs or unknown liabilities;

     o   managing more geographically-dispersed operations;

     o   diverting management's resources from other business concerns;

     o   retaining the employees of the acquired businesses;

     o   maintaining existing customer relationships of acquired companies;

     o   assimilating  the operations and personnel of the acquired  businesses;
         and

     o   maintaining uniform standards, controls, procedures and policies.

For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations. If we are unable to successfully address any of these risks, our business could be harmed.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL, FINANCIAL, ACCOUNTING AND INFORMATION SYSTEMS, CUSTOMER SERVICE STAFF AND OFFICE RESOURCES. IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY BE NEGATIVELY IMPACTED.

         In order to  achieve  our growth  strategy,  we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate our expanded operations. To be successful, we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to adequately train our customer service staff and provide staffing sufficient to support our new products and services, we may lose customers.

OUR  INTERNATIONAL  PRESENCE  CREATES  RISKS  WHICH  MAY  ADVERSELY  AFFECT  OUR
BUSINESS.

         Currently, our operations focus on the Scandinavian, markets. In addition to the uncertainty as to our ability to successfully expand our Scandinavian presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, delays from government agencies, and tax laws. In addition, our operations may be affected by changing economic, political and governmental conditions in the countries in which we operate. Changes in competition, economics, politics or laws, including tax, labor, environmental and employment, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. Also, we cannot assure you that laws or administrative practices relating to taxation, or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, OUR BUSINESS MAY BE HARMED.

         Our success depends in large part on the contributions of our senior management team, technology personnel and other key employees and on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel. We face intense competition in hiring and retaining quality management personnel. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. The only key employees that have signed employment agreements are Aldo Petersen, our Chief Executive Officer, and Soren Degn, our Chief Financial Officer. Under these agreements, they can terminate their employment on six months notice. As a result, we may be unable to retain our key employees or attract, integrate, train and retain other highly qualified employees in the future, when necessary. If we fail to attract qualified personnel or retain and motivate our current personnel, our business may be negatively impacted.


OUR RESULTS FROM OPERATIONS MAY BE ADVERSELY AFFECTED BY EXCHANGE RATE FLUCTUATIONS.

         A portion of our expenditures and receivables are paid in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner relative to the currencies of the countries in which we operate. Except for one hedging transaction done in March of 2002, we have not engaged in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results. If the value of the Danish kroner depreciates and the currencies of the countries in which we operate appreciate or remain stable our results from operations may be negatively affected.

THE MARKET PRICE OF OUR ADSS MAY DECLINE IF THE VALUE OF THE DANISH KRONER FALLS AGAINST THE US DOLLAR.

         Fluctuations in the exchange rate between the Danish Kroner and the US dollar are likely to affect the market price of our ADSs. For example, because EuroTrust's financial statements are reported in Danish Kroners, if the value of the Danish Kroner falls against the US dollar, EuroTrust's earnings per share in US dollars will be reduced. This may adversely affect the price at which our ADSs trade in the US.

THERE IS A LIMITED PUBLIC MARKET FOR OUR SECURITIES AND OUR SECURITIES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

         Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are quoted on the Nasdaq SmallCap Market(R). The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

     o   variations in our operating results;

     o   the liquidity of the markets;

     o   investor perceptions of us and the industry in which we operate;

     o   changes in earnings estimates by analysts;

     o   sales of ADSs by existing holders; and

     o   general economic conditions.

         In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADSs and as a result, holders of our ADSs may lose a significant portion of their investment.

WE HAVE NEVER PAID A DIVIDEND NOR DO WE ANTICIPATE DOING SO IN THE FORESEEABLE FUTURE.

         We have not declared or paid any cash dividends on our ordinary shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth or to implement shareholder-approved repurchases of our stock. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.

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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.


                                             EUROTRUST A/S


Dated: September 14, 2004                    By:  /s/ Soren Degn
                                                  ------------------------------
                                                      Soren Degn
                                                      Chief Financial Officer

                                INDEX TO EXHIBITS

                                    EXHIBITS

13.1 Chief Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*

13.2 Chief Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350.*



-----------
* Included herewith.

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